UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

FORM 6-K
_______________

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a(16) OR 15d(16) OF THE
SECURITIES EXCHANGE ACT OF 1934

October 24, 2000

CREO PRODUCTS INC.
(Exact name of Registrant as specified in its charter)

3700 Gilmore Way
Burnaby, B.C. Canada V5G 4M1
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F    [ X ]             Form 40-F     [    ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    [    ]             No     [ X ]

FORM 27

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
SECURITIES ACT (BRITISH COLUMBIA)

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)

1.      Reporting Issuer

         CREO PRODUCTS INC. ("Creo")
         3700 Gilmore Way
         Burnaby, British Columbia
         V5G 4M1

2.      Date of Material Change

         October 24, 2000

3.      Press Release

         Date of Issuance:          October 24, 2000
         Place of Issuance:         Vancouver, British Columbia

4.      Summary of Material Change

         Creo Products Inc. (NASDAQ: CREO; TSE: CRE), appointed Michael Graydon as Chief Financial
         Officer, VP Finance and Corporate Secretary. Mr. Graydon assumes the roles of Chief Financial Officer,
         VP Finance and Corporate Secretary from Tom Kordyback who today tendered his resignation of these positions but plans to remain with the company as Director of Operations in Vancouver.

5.      Full Description of Material Change

         Mr. Graydon joins Creo from Voyus Ltd. (CDNX: VCS.U) (Voyus), a leading technology services organization, where he held the position of Chief Financial Officer. He comes to Creo with extensive experience in the finance and development of successful high growth companies and will support the company's existing investor relations strategies, financial management, cost control efforts, mergers and acquisitions and growth plans.

         "Michael will play a lead role in the continued development of Creo as a world-leading Canadian technology company" said Amos Michelson "He brings a wealth of corporate and operational experience to our management team and will provide leadership in the development and implementation of the company's growth."

         Prior to working at Voyus, Mr. Graydon held various senior financial management roles for Ballard
         Power Systems (NASDAQ: BLDP; TSE: BLP) and Toyota Motor Manufacturing Canada Inc. He holds a
         B.Sc. (Honours) from Queens University, an MBA from McMaster University and a Chartered
         Accountant designation.

         Concurrent with this appointment, Creo accepts the resignation of Tom Kordyback from the positions of
         Chief Financial Officer, VP Finance and Corporate Secretary. Mr. Kordyback who has been with Creo since July 1995 as Chief Financial Officer plans to change his role with Creo in order to spend more time with his family. As Director of Operations, Tom will focus on management of Creo's Vancouver operations as well as working with the finance team to transition Mr. Graydon into the role of Chief
         Financial Officer.

         "Deciding to leave the position of CFO at Creo was a difficult decision," said Mr. Kordyback ,"but personal considerations make this necessary. Creo is a great company with an exciting future. I have a great deal of confidence in Creo and am proud to be a part of the management team that built Creo into a world leader in solutions for the graphic arts industry. I am looking forward to a continued relationship with the company in my new role."

         "On behalf of the Board of Directors, we would like to welcome Michael to the positions of CFO, VP
         Finance, and Corporate Secretary. To have a proven leader with the quality and integrity Michael brings to this organization promises continued growth and success for Creo," said Raffi Amit, Co-Chair of the
         Board. "At this time, we would like to thank Tom for his enormous contribution to the growth of the company. He has been a key asset to the Creo management team over the past 5 years. We, on the Board, respect and support Tom's personal decision to adjust his position at Creo and look forward to Tom's continued contribution to Creo in the future."

6.      Reliance on Section 85(2) of the Securities Act (British Columbia)/Section 75(3) of
         the Securities Act (Ontario)

         Not applicable.

7.      Omitted Information

         Not applicable.

8.      Senior Officers

         For further information contact:

         Amos Michelson
         Creo Products Inc.
         3700 Gilmore Way
         Burnaby, BC
         V5G 4M1

         Telephone:           (604) 451-2700
         Facsimile:           (604) 419-4724

9.      Statement of Senior Officer

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia this 25th day of October, 2000.

                                                                     CREO PRODUCTS INC.

                                                                     Per: "Amos Michelson"
                                                                           (Authorized Signatory)

                                                                     Amos Michelson

                                                                     Chief Financial Officer
                                                                     (Print Name and Title)